COMMENTS RECEIVED ON 04/08/2024

FROM KIM McMANUS

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity Equity Market Neutral Fund

POST-EFFECTIVE AMENDMENT NO. 10 & 12

1.

“Fund Summary” (prospectus)

“Fee Table”

“[Class A and Class M purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class M purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% and 0.25%, respectively.]”

C:

The staff requests that in footnote A, we disclose the time period for the CDSC for such purchases for Class A and Class M.

R:

Additional information regarding CDSCs potentially assessed on redemptions of Class A and Class M shares is appropriately included in the “Fund Distribution” section of the prospectus pursuant to Item 8 of Form N-1A. We believe that the disclosure at issue complies with Item 3 of Form N-1A, and respectfully decline to modify it.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests that we disclose in a footnote to the fee table that expenses are based on estimated amounts for the current fiscal year.

R:

The requested disclosure has been added.

3.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, convertible securities, and warrants.”

C:

Since it is stated that equity securities may include convertible debt securities, the Staff requests we confirm our understanding that the fund may include convertible debt securities in its 80% basket of equity securities if the convertible debt is in the money or was in the money when it was purchased.

R:

Convertible debt securities are excluded from the fund’s name test.

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of the 80% test.

R:

The fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

5.

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we explain how we interpret our concentration policy with respect to “or group of industries” in this section per section 8(b)(1)(E) of the Investment Company Act of 1940.

R:

Section 8(b)(1)(E) under the Investment Company Act of 1940 requires a registrant to disclose its policy with respect to “concentrating investments in a particular industry or group of industries” (emphasis added). Item 9, Instruction 4 and Item 16(c) of Form N-1A include identical requirements. We respectfully submit that the fund’s policy with respect to industry concentration is consistent with Section 8(b)(1)(E) and the requirements for Form N-1A. Neither Section 8(b)(1)(E) nor the requirements of Form N-1A require the fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. This interpretation is also consistent with a review of competitor registration statement disclosures.

Attachment 1

Fidelity® Equity Market Neutral Fund – Retail Class

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	1.00%
Distribution and/or Service (12b-1) fees	None
Other expenses	1.36% A
Total annual operating expenses	2.36%
Fee waiver and/or expense reimbursement	1.26% B
Total annual operating expenses after fee waiver and/or expense reimbursement	1.10%

A Based on estimated amounts for the current fiscal year.

B Fidelity Diversifying Solutions LLC (FDS) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 1.10% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FDS reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through May 31, 2025. FDS may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$112
3 years	$616

Fidelity® Equity Market Neutral Fund – A, M, C, I, Z Classes

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee	1.00%	1.00%	1.00%	1.00%	0.95%
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	1.36% A	1.36% A	1.36% A	1.36% A	1.36% A
Total annual operating expenses	2.61%	2.86%	3.36%	2.36%	2.31%
Fee waiver and/or expense reimbursement	1.26%B	1.26%B	1.26%B	1.26%B	1.26%B
Total annual operating expenses after fee waiver and/or expense reimbursement	1.35%	1.60%	2.10%	1.10%	1.05%

A Based on estimated amounts for the current fiscal year.

B Fidelity Diversifying Solutions LLC (FDS) has contractually agreed to reimburse Class A, Class M, Class C, Class I, and Class Z of the fund to the extent that total operating expenses (excluding interest, certain taxes, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of their respective average net assets, exceed 1.35%, 1.60%, 2.10%, 1.10%, and 1.05% (the Expense Caps). If at any time during the current fiscal year expenses for Class A, Class M, Class C, Class I, or Class Z of the fund fall below the Expense Caps, FDS reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Caps. These arrangements will remain in effect through May 31, 2025. FDS may not terminate these arrangements before the expiration date without the approval of the Board of Trustees and may extend them in its discretion after that date.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$705	$705	$517	$517	$313	$213	$112	$112	$107	$107
3 years	$1,227	$1,227	$1,100	$1,100	$916	$916	$616	$616	$600	$600